Mail Stop 4561





September 8, 2005


By U.S. Mail and facsimile to (662) 680-2382.

L. Nash Allen, Jr.
Chief Financial Officer
BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo MS, 38804

Re:	BancorpSouth, Inc.
Form 10-K
	Filed March 15, 2005
	File No. 001-12991

Dear Mr. Allen:

      We have reviewed your filing and have the following comment. We have limited our review to only the issue raised in our comment.
Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audited Financial Statements

Notes to the Consolidated Financial Statements

(4) Available-for-sale securities, page 60

1. Gross unrealized losses in existence for more than 12 months on your available-for-sale investments have increased $9.8 million from
December 31, 2003 to December 31, 2004 and you show unrealized losses
at December 31, 2004 totaling $20.4 million.  Please provide us your
analyses supporting your belief that an other-than-temporary impairment did not exist at December 31, 2004, at March 31, 2005, or
at June 30, 2005.   Refer to the guidance in SAB Topic 5:M.  Your
response should include but not be limited to the name of securities, purchase dates and prices, current amortized cost, respective unrealized losses, your ability and intent to hold the securities until a market price recovery and other information you consider in your periodic analysis.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3490 if you have questions.

Sincerely,



Donald Walker
Senior Assistant Chief Accountant
??

??

??

??

Bruce E. Moroney
DNB Financial Corporation
September 7, 2005
Page 3